CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED ON EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

October 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Mitchell Austin

Re:	Flying Eagle Acquisition Corp.

Registration Statement on Form S-4

Filed October 14, 2020

File No. 333-248638

Dear Mr. Austin:

On behalf of our client, Flying Eagle Acquisition Corp., a Delaware corporation (the “Company”), we file herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 14, 2020 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated October 28, 2020 (the “Comment Letter”). Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2.

Risks Related to Skillz’s Business and Industry

A limited number of games historically have accounted for a substantial portion of our revenue..., page 56

1.	We note from your revised disclosure in response to prior comment 9 that negotiated agreements also require the games remain available exclusively on your platform for at least 12 months following termination. Please clarify the terms of this requirement and specifically address whether you would continue to host competitions and provide monetization services during that extended period under the same terms as prior to the termination notice.

Response: The Company has revised the disclosure on page 56 of Amendment No. 2 in response to the Staff’s comment to clarify that the negotiated agreements do not impose any obligations on Skillz during the post-termination period during which the subject developers are restricted from removing their games from the Skillz platform.

U.S. Securities and Exchange Commission October 30, 2020	CONFIDENTIAL TREATMENT REQUESTED BY FLYING EAGLE ACQUISITION CORP.

2.	We note you revised this risk factor to focus on your reliance on a limited number of games rather than the number of developers. Please further revise to also disclose the percentage of revenue from each of the two third-party developers named herein for both fiscal 2019 and to date in fiscal 2020. Similar revisions should be made elsewhere. In this regard, we refer also to your revisions made in response to prior comment 21.

Response: The Company has revised the disclosures on pages 56, 171, and 180 of Amendment No. 2 to disclose the percentage of revenue from each of the identified third party developers for 2019 and the six months ended June 30, 2020.

FEAC’s Board of Directors’ Reasons for the Approval of the Business Combination

Certain Projected Financial Information, page 94

3.	Please disclose the projected financial information and material assumptions underlying the projections used to calculate the ratios for Skillz in the comparable company analysis.

Response: The Company has revised the disclosure on page 95 of Amendment No. 2 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements

Loss per Share, page 147

4.	Please briefly disclose your basis for not presenting pro forma loss per share separately for each class as noted in your response to prior comment 17.

Response: The Company has revised the disclosures on page 149-150 of Amendment No. 2 to disclose the basis for not presenting pro forma loss per share separately for each class of common stock.

5.	Please provide us with a reconciliation of how you arrived at the 422.2 million adjusted shares as provided in your response to prior comment 18 from the outstanding common and preferred shares of Skillz as of the June 30, 2020 financial statements. Also, explain further the conversion of the Skillz preferred stock into Skillz common stock on a 1-for-10 basis. In this regard, it appears from the disclosures in Note 7 to Skillz financial statements that the Conversion Rate would result in a 1-for-1 exchange ratio. Please clarify and revise your disclosures as necessary.

Response: The Company has revised the disclosures on page 149 of Amendment No. 2 to update the weighted average shares outstanding related to the pro forma shares attributable to current Skillz stockholders. The historical Skillz common stock that recapitalizes into pro forma shares attributable to current Skillz stockholders have been updated from 422.2 million shares to 406.2 million shares to exclude restricted Skillz common stock held by individuals who have waived the right to accelerate the vesting of such stock, which will be converted into a number of restricted shares of New Skillz stock issuable as merger consideration subject to the same terms and conditions as applied to the Skillz restricted stock immediately prior to the effective time.

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Historical Skillz common stock of 406.2 million shares as of the date of the initial filing of the proxy statement/prospectus is composed of the following:

•	92.6 million shares of Skillz Class A common stock, which reflects 109.9 million shares of Skillz Class A common stock outstanding as of June 30, 2020 less 17.3 million unvested shares of restricted Skillz Class A common stock;

•	56.4 million shares of Skillz Class B common stock, which reflects 58.8 million shares of Skillz Class B common stock outstanding as of June 30, 2020 less 2.4 million shares of unvested restricted Skillz Class B common stock; and

•	25.7 million shares of Skillz preferred stock, which reflects 25.3 million shares of Skillz preferred stock outstanding as of June 30, 2020 plus the additional issuance and sale of 0.4 million shares of Skillz Series E redeemable convertible preferred stock as described in Note 2(f), converted into 257.2 million shares of Skillz Class B common stock immediately prior to the closing of the Business Combination.

Pursuant to Section 3.01(a) of the Merger Agreement, immediately prior to the Exchange, each share of Skillz Preferred Stock that is issued and outstanding immediately prior to such time shall automatically convert into a number of shares of Skillz Class B Common Stock in accordance with the Certificate of Incorporation of Skillz. Article Four of the Seventh Amended and Restated Certificate of Incorporation of Skillz provides for the conversion of the Skillz Preferred Stock upon the occurrence of certain events, including the proposed transaction.

The Company has revised the disclosures on page 149 and Note 7 to the Skillz historical financial statements of Amendment No. 2 to clarify the conversion of the Skillz preferred stock into Skillz common stock on a 1-for-10 basis in accordance with Skillz’s current charter.

The Company has also revised the number of shares being registered in the offering in Amendment No. 2 to reflect 207.4 million Class A common shares, inclusive of 3.6 million Class A common shares reserved for issuance upon the settlement of Skillz warrants outstanding, and 80.4 million Class B common shares. This implies that a total of 284.2 million New Skillz Class A and Class B common shares, excluding the Class A common shares reserved for the settlement of Skillz warrants, will be issuable and attributable to current Skillz stockholders upon the consummation of the Business Combination, assuming maximum redemption. The pro forma weighted average current Skillz stockholders’ shares outstanding assuming maximum redemption has been updated in Amendment No. 2 to reflect 269.6 million New Skillz common shares. The difference in shares is attributable to different cash on hand balances used in the determination of the aggregate cash electing shares assuming maximum redemption, as noted in the Company’s response to prior comment 18, and attributable to the unvested restricted Skillz common stock, which is excluded from the pro forma weighted average shares attributable to current Skillz stockholders.

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Business of New Skillz, page 164

6.	We note your revised disclosures in response to prior comment 19. Considering your revenues are based off of paid tournament entry fees, please tell us, and further revise to disclose, the number of paid tournaments that you hosted for each period presented and the number you expect to host in fiscal 2020. Similar revisions should be made elsewhere where you discuss the total number of hosted tournaments.

Response: The Company has revised the disclosures on pages 165, 171 and 180 of Amendment No. 2 to provide the following information with respect to the number of paid-entry tournaments hosted during the periods indicated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Skillz

Our Financial Model, page 180

7.	In your response to prior comment 24 you state that you monitor the ability to convert active users to paying users based on the percentage of acquired users who deposit cash through your platform. Please tell us how deposit withdrawals factor into your conversion analysis. Also, address the extent to which you consider whether such deposits are used for paid entry fees and if you do not consider this in your analysis, please explain why. Revise to disclose any quantified information used in monitoring such conversions and how such amounts are determined.

Response: As a point of clarification, a user becomes a paying user the first time the user makes a deposit and enters into a cash tournament. A user becomes part of a cohort the first time the user makes a deposit because that is when Skillz expects them to start entering paid tournaments.

Withdrawals do not factor into the analysis of paid user conversion because prizes that are subsequently withdrawn do not dictate whether the end-user will continue to make future deposits.

The Company has revised the disclosures on page 180 of Amendment No. 2 to address the Staff’s comment regarding quantified information used to monitor such conversions.

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U.S. Securities and Exchange Commission October 30, 2020	CONFIDENTIAL TREATMENT REQUESTED BY FLYING EAGLE ACQUISITION CORP.

8.	We note your response and revised disclosure in response to prior comment 25. Please revise to clarify the meaning of time spent on your platform. Regarding you explanation that four minutes per game is the average time it takes to complete a competition, tell us the following:

•	How you monitor end-user time spent on the platform;
•	How you arrive at the estimated four minutes per game;
•	Whether you apply this four minutes per game consistently across games and periods presented;
•	How you consider differences among end-user demographics, such as described on page 170; and
•	Whether this estimate varies if a game is part of a league competition.

Response: The Company has revised the disclosures on pages 29, 94, 165, 172, and 181 of Amendment No. 2 to address the Staff’s comment.

How you monitor end-user time spent on the platform;

Response: The Company has added clarifying language on pages 29, 94, 165, 172, and 181 of Amendment No. 2 to indicate that end-user time spent on the platform is based on estimates using the time allowed to complete a tournament in the top games. For clarification, Skillz does not “monitor” or track in real-time a particular end-user’s time on the platform. As indicated below, Skillz estimates the amount of time a paying user is on the platform based on the average time allowed to complete the games representing a substantial majority of Skillz’s revenue. In order to estimate the amount of time a paying user spends on the platform, Skillz tracks the number of tournament entries an average paying user plays per day, which is above 15, and multiplies that amount by approximately 4 minutes, which is the weighted average time allowed to complete a tournament for Skill’s top three games based on revenue. The top three games generate approximately 80% of Skillz’s revenue.

How you arrive at the estimated four minutes per game;

Response: This is based on the time allowed to complete a tournament in Skillz’s top three games by revenue. During the six months ended June 30, 2020, the top three games have 5 minutes, 2 minutes and 3 minutes, respectively time allowed, respectively, to complete the tournament. During the six months ended June 30, 2020, these three games represented 42%, 21%, and 17% of revenue, respectively, and the weighted average time allowed to complete a tournament was 3.7 minutes. In 2019, players in the top three games have 5 minutes, 3 minutes and 3 minutes time allowed to complete the tournament. In 2019, the top three games represented 51%, 20% and 7% of revenue, respectively, and the weighted average time allowed to complete a tournament was 4.0 minutes.

Whether you apply this four minutes per game consistently across games and periods presented;

Response: Yes, Skillz has applied this estimate consistently across games and periods.

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U.S. Securities and Exchange Commission October 30, 2020	CONFIDENTIAL TREATMENT REQUESTED BY FLYING EAGLE ACQUISITION CORP.

How you consider differences among end-user demographics, such as described on page 170; and

Response: Skillz does not believe that the end-user demographic impacts the time required to complete a given tournament.

Whether this estimate varies if a game is part of a league competition.

Response: Skillz does not believe that whether the game is part of a league competition impacts the time required to complete a given tournament.

9.	Please address the following as it relates to your response to prior comment 26:

•	You state that a cohort is all users acquired in that month. Considering you present cohort information on an annual and interim basis, revise to clarify that a cohort is all users acquired in a period (e.g., month, quarter, year);
•	You state that a user is considered part of a cohort based on the first time they enter a paid tournament or make a deposit. Tell us the frequency by which deposits are withdrawn by the end-user prior to game play. Clarify why you include users in the cohort at the time of deposit;
•	Describe for us how you determine the standard gross margin used in calculating user lifetime value and clarify whether this is consistently applied;
•	Disclose the type of user acquisition costs that are included in your calculations and how they are determined;
•	Tell us the amount of league prizes for each period presented and the portion of revenues or paid entry fees from games played as part of a league;
•	Explain why you believe league prizes that are recorded in sales and marketing expense are not correlated with revenues and unit economics; and
•	In an effort to provide further context to this disclosure, when discussing unit economics and user payback period, quantify the amount of end-user incentives that are presented as sales and marketing costs that are not considered in what you describe as unit economics.

Response: The Company has revised the disclosures on page 181 of Amendment No. 2 to address the Staff’s comment.

You state that a cohort is all users acquired in that month. Considering you present cohort information on an annual and interim basis, revise to clarify that a cohort is all users acquired in a period (e.g., month, quarter, year);

Response: The Company has revised the disclosures on page 181 of Amendment No. 2 to address the Staff’s comment.

You state that a user is considered part of a cohort based on the first time they enter a paid tournament or make a deposit. Tell us the frequency by which deposits are withdrawn by the end-user prior to game play. Clarify why you include users in the cohort at the time of deposit;

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Response: The amount of end-user deposits that were withdrawn prior to entering into a paid tournament was 2.6%, 2.9%, and 2.0% in 2018, 2019, and the six months ended June 30, 2020, respectively. Users are included in the cohort at the time they made their initial deposit because that is when Skillz acquired that end-user on behalf of the developer.

Describe for us how you determine the standard gross margin used in calculating user lifetime value and clarify whether this is consistently applied;

Response: Skillz uses a standard cost of revenue margin of 3.9% and this has been consistently applied across all periods. This cost of revenue is comprised of: (i) 0.6% Server Costs, based on trailing 12 month actual costs as of June 30, 2020; plus (ii) 1.5% Payment processing costs, based on benchmarks for scaled ecommerce businesses; plus (iii) 1.8% End user support, based on trailing 12 month actual costs as of June 30, 2020.

Disclose the type of user acquisition costs that are included in your calculations and how they are determined;

Response: The Company has revised the disclosures on pages 172 and 175 of Amendment No. 2 to address the Staff’s comment.

Tell us the amount of league prizes for each period presented and the portion of revenues or paid entry fees from games played as part of a league;

Response: The Company does not track paid entry fees or revenue directly attributable to end-users awarded league prizes. League prizes for periods presented are as follows:

•	2018 League prizes: $6.6 million
•	2019 League prizes: $15.8 million
•	1H2019 League prizes: $7.0 million
•	1H2020 League prizes: $13.5 million

Explain why you believe league prizes that are recorded in sales and marketing expense are not correlated with revenues and unit economics; and

Response: The cost of the leagues is independent of the entry fees in a game or the number of end-users playing. League prizes are fixed at the start of the league and are not contingent or a function of end-user entry fees. The converse is also true, the prizes distributed for the individual game competitions played during the league are not tied to the league results. Skillz has sole discretion in determining whether or not to run a league, what prizes should be awarded, over what time period the league should run, and to which end-users the prizes should be paid.

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U.S. Securities and Exchange Commission October 30, 2020	CONFIDENTIAL TREATMENT REQUESTED BY FLYING EAGLE ACQUISITION CORP.

In an effort to provide further context to this disclosure, when discussing unit economics and user payback period, quantify the amount of end-user incentives that are presented as sales and marketing costs that are not considered in what you describe as unit economics.

Response: The Company has revised the disclosures on pages 29, 94, 167, 172, 175 and 182 of Amendment No. 2 to address the Staff’s comment.

10.	Please address the following as it relates to your response to prior comment 28:

•	Provide us with the contractual excerpt from which this formula is derived;
•	Tell us whether this general formula is consistent across all developer agreements;
•	Explain why system-wide deposits and system-wide entry fees are inputs in determining the amount of net revenues shared with a developer;
•	Explain why deposits are an input in the formula and how deposits correlate with paid entry fees;
•	Explain how expected deposit withdrawals are determined;
•	Tell us the gross amount of deposits and withdrawals for each period presented;
•	Tell us how winnings paid out for competitions are included in this formula;
•	Tell us the net revenue share rate for your two most significant developers and how this compares with your standard terms; and
•	Tell us how the result of this formula compares with the disclosed 16-20% of total entry fees that the company withholds as its commission when awarding prizes.

Response:

Provide us with the contractual excerpt from which this formula is derived;

Response: The formula for calculating amounts paid to developers is described in Skillz standard developer terms of service as follows: “Skillz shall pay the Company fifty percent (50%) of Net Revenue as a monthly revenue share (“Revenue Share”), where “Net Revenue” means all amounts received by Skillz from Users participating in Competitions, less deductions for taxes and for all costs and expenses directly attributable to Competitions and Users within the Game, and for amounts owed to Affiliates.” The formula and its inputs are agreed to by the developers and are applied consistently on a monthly basis.

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U.S. Securities and Exchange Commission October 30, 2020	CONFIDENTIAL TREATMENT REQUESTED BY FLYING EAGLE ACQUISITION CORP.

Tell us whether this general formula is consistent across all developer agreements;

Response: The formula is consistent across all developer agreements with the exception of the revenue share percentage which varies from 30% to 50% across developers.

Explain why system-wide deposits and system-wide entry fees are inputs in determining the amount of net revenues shared with a developer;

Response: Skillz uses system-wide deposits and system-wide entry fees as inputs to the agreed upon formula, as the end-user is able to deposit within any game on the system into an end-user account that can be used across all games on the system. Deposits are an input because Skillz expects those deposits to be used to enter paid tournaments. Using system-wide variables allows Skillz to proportionally allocate actual activity to a specific game.

Explain why deposits are an input in the formula and how deposits correlate with paid entry fees;

Response: Skillz uses deposits in the formula as that represents the total amount of cash received and historically deposits and paid entry fees have been tightly correlated.

Explain how expected deposit withdrawals are determined;

Response: Expected withdrawals are based on historical average withdrawal rates and are reevaluated on a periodic basis.

Tell us the gross amount of deposits and withdrawals for each period presented;

Response: For the year ended December 31, 2018, the gross deposits and withdrawals were $38.9 million and $4.9 million, respectively. For the year ended December 31, 2019, the gross deposits and withdrawals were $95.4 million and $15.1 million, respectively. For the six months ended June 30, 2019, the gross deposits and withdrawals were $41.7 million and $5.7 million, respectively. For the six months ended June 30, 2020, the gross deposits and withdrawals were $81.2 million and $12.1 million, respectively.

Tell us how winnings paid out for competitions are included in this formula;

Response: Winnings that are withdrawn are captured in the withdrawal rate. Winnings that stay in the system are not included in the formula (until they are withdrawn).

Tell us the net revenue share rate for your two most significant developers and how this compares with your standard terms; and

Response: Tether Studios, Inc. and Big Run Studios Inc., have [***] and [***] net revenue share rates, respectively, compared with the revenue share rate of 50% in Skillz’s standard terms.

Tell us how the result of this formula compares with the disclosed 16-20% of total entry fees that the company withholds as its commission when awarding prizes.

Response: The results of the developer profit share formula were approximately 5% of the 16%-20% commission tournament margin for the six months ended June 30, 2020.

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Material U.S. Federal Income Tax Considerations, page 240

11.	In response to prior comment 29, you indicate that you will file an opinion of counsel as Exhibit 8.1. Please tell us whether counsel will be opining on whether the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code. If so, revise the discussion of the U.S. material tax consequences to disclose counsel’s opinion. Also, provide summary and risk factor disclosure about any uncertain tax treatment and that the merger will occur even if it is not tax free to the company and Skillz shareholders.

Response: The Company has filed an opinion of counsel as Exhibit 8.1 to Amendment No. 2. Counsel has not, and does not intend to, opine as to whether the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code. In response to the Staff’s comment, the Company has revised the summary and risk factor disclosure on pages 35 and 76-77, respectively, of Amendment No. 2.

Item 21. Exhibits and Financial Statement Schedules., page II-2

12.	Your response to prior comment 10 concludes that your agreement with your top developer is not required to be filed as an exhibit; however, it appears that your business may be substantially dependent on this agreement. In this regard, we note the following:

•	This developer has accounted for 83% and 66% of your revenue for the year ended December 31, 2019 and the 6 months ended June 30, 2020, respectively;
•	You have negotiated terms with this developer outside of your standard terms, including marketing support and more favorable revenue sharing; and
•	While the agreement may be terminated by either party on 30 days’ notice, the agreement also requires that the developer’s games remain available exclusively on your platform for at least 12 months following the termination of the agreement.

Accordingly, please file this agreement as an exhibit.

Response: In light of the Staff’s comment and after further consideration, the Company has filed as an exhibit to the Registration Statement the relevant agreement with the identified developer partner.

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* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Eli Baker, President, Chief Financial Officer and Secretary, Flying Eagle Acqusition Corp.

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